STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	October 18, 2005
Corporate Office:	#SRU-19-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD BENCHMARKS EXCELLENT PROGRESS
ON ITS 2005 DRILLING PROGRAM and SUCCESSFUL
REGIONAL EXPLORATION ACTIVITIES

October 18, 2005, Vancouver, B.C., Canada, Starfield Resources Inc., Symbol: SRU (TSX.V), SRFDF (OTCBB) today reports progress on the 2005 Drilling and Regional Exploration Programs at its 1,200,000 acre Ferguson Lake Property located in the Nunavut Territory of northern Canada. The advanced exploration stage Drilling Program and Regional Exploration Activity Report is just one facet of the Company’s six component Exploration and Development Plan which was announced on October 13, 2005.

DRILL PROGRAM:
Ten diamond drill holes totaling 2,900 metres were drilled in the Pit Area of the West Zone as delineation and/or geostatistical holes. Dr. Isobel Clark of Geostokos Ltd., who is on retainer to the Company, will use this data in her geostatistical modeling of the mineral resources. Her report will assist in guiding future delineation drilling and will be referenced in the scoping study being prepared by Pincock, Allen and Holt of Denver, Colorado.

In order to expand inferred mineral resources, the Company is infill drilling an 800 meter undrilled geophysical conductor between resource drill intercepts on the West Zone and the 119 Zone. To date eight holes have been completed and 2 additional diamond drill holes are currently in progress. This infill drilling at 200 metre centres now totals over 10,400 metres. The continuous base metal and precious metal sulphide main lens(es) mineralization (Ni+Cu+Co+Pd+Pt) has now been drill tested along 4.2 kilometers of strike length from the West Side of Ferguson Lake to the 119 Zone where the ground geophysical conductive anomaly continues to the south west a further 3.8 kilometers.

The Company plans to drill a further 5,000 metres before mid-December, 2005. This drilling program will consist of two geostatistical drill holes in the West Zone Pit Area and several holes to test prime targets developed in 2005 by Crone Geophysics SQUID ground electromagnetic surveys of the West Zone and West Zone South. During this year’s drilling program Starfield has successfully used Crone Geophysics downhole PEM geophysical survey modeling and new SQUID geophysical conductive targets to guide its exploration drilling.

REGIONAL PROGRAM:
Earlier this year, the Company contracted Geotech Inc. to fly a 9500 line kilometer helicopter VTEM and high resolution magnetic survey over 60% of its newly staked property. This successful survey identified numerous conductive anomalies within 450 meters of the earth’s surface, which were prioritized by Bob Lo, P.Eng., an independent geophysical contractor to the Company. Ground geological crews have since prospected and sampled outcroppings of 9 conductive VTEM trends having strike lengths of 2 to 8 kilometers which have been determined to be geochemically anomalous in Cu + Ag, or Cu+Ni+Co, or Cu+Zn+Pb+Ag, and

Ag+Au. During reconnaissance field-work across this portion of the newly-expanded property 694 mineralized rocks were collected for assay. In addition, 606 regional till samples were collected on 2 km x 2 km, and 4 km x 4 km grids across the 1,200,000 acre Ferguson Lake Property. The geochemical characterization of these till samples will greatly assist in the identification of the economic potential of the many conductive VTEM trends which are not exposed at surface.

Starfield’s 1,200,000 acre Ferguson Lake Property has excellent diamond exploration potential. There has been intensive kimberlite-diamond exploration activity by several notable companies on their exploration permits which surround the entire Ferguson Lake Property. The Company’s geophysical contractor Bob Lo, P.Eng. has accordingly examined the 9500 line kilometers of Geotech airborne geophysical data covering 60% of the property for potential kimberlite targets. The regional survey using 300 meter line spacings identified 250 anomalies as targets for ground follow-up. The completed regional and detailed till sampling on the entire 1,200,000 acres will further identify the diamond exploration potential.

To further its understanding of the Ferguson Lake Mineral District’s resources, the Company retained Dr. Al Miller to conduct detailed geological mapping focusing on the conductive VTEM and magnetic anomalous trends. His economic geology interpretations and the success of the Company’s regional reconnaissance exploration program suggest that considerable potential exists for new resource discoveries across the property.

The current exploration field season is expected to be completed by mid December while Starfield’s Exploration and Development Plans for the Ferguson Lake Project and the adjoining regional property will accelerate in 2006.

For more information, please call Starfield Resources Inc. at (604) 608-0400, or Toll Free: 1-877-233-2244. Website: http://www.starfieldres.com E-mail: corporate@starfieldres.com

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

Mr. MacDonald is the Qualified Person under National Institute 43-101 responsible for the preparation of any technical statistics contained in this News Release.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.